FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
January 24, 2007
Commission File Number 000-30838

InfoVista S.A.
(Translation of registrant’s name into English)
6, rue de la Terre de Feu
91940 Les Ulis, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F: ☑       Form 40-F: ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes: ☐       No: ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes: ☐       No: ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes: ☐       No: ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Enclosures: InfoVista Reports Q2 FY07 Financial Results

SIGNATURES
INFOVISTA REPORTS Q2 FY2007 FINANCIAL RESULTS

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, InfoVista S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InfoVista S.A.
Date: January 24, 2007	By:	/s/ PHILIPPE OZANIAN
		Name:	Philippe Ozanian
		Title:	Chief Financial Officer

FOR IMMEDIATE RELEASE	Contact:	Karena D’Arcy
Investor Relations Manager, InfoVista
+33 1 64 86 85 65
kdarcy@infovista.com
- or -
Kirsten Molyneux
Gavin Anderson & Company
+44 (0)207 554 1400
kmolyneux@gavinanderson.co.uk
INFOVISTA REPORTS Q2 FY2007 FINANCIAL RESULTS

Total Revenues up 14% year-on-year
Net Income increased to 5% of Total Revenues as compared to 1% a year ago
Paris, France and Herndon, Virginia — January 23, 2007 — InfoVista (Euronext: IFV, ISIN: FR0004031649, NASDAQ: IVTA), the leading service-centric performance management software company, today announced financial results for its second quarter ended December 31, 2006. Total revenues amounted to €11.3 million, a 14% increase over the same period last year. Net results for the quarter were €0.5 million, an improvement as compared to €0.1 million in the same quarter last year.
Commenting on InfoVista’s performance in the period, Gad Tobaly, Chief Executive Officer, noted: “The large deals that we have closed during the second quarter of our fiscal year, including a deal signed with Microsoft, bring us to the top of our revenue guidance with a significant improvement for our bottom line.”
Financial Highlights
Revenues
•	Total revenues in the second quarter rose 14% to €11.3 million. License revenues increased 8% year-on-year to €6.1 million, or 54% of total revenues. Service revenues went up by 22% to €5.2 million.

•	For the first six months of fiscal 2007, total revenues increased by 8% year-on-year to €20.5 million. License revenues stood at €10.2 million which represents 50% of total revenues, while service revenues increased by 22% to €10.3 million.
Expenses
•	Gross margin in the second quarter improved to 82.0% of total revenues, as compared to 80.9% in the comparable quarter of the previous year. This good performance resulted from the continuous improvement of the profitability of our services activities.

•	Second quarter operating expenses totaled €8.9 million as compared to €8.0 million in the comparable period last year. The increase was primarily due to additional personnel expenses at all operating lines for €0.6 million. We also recorded additional costs of €0.3 million in general and administration expenses associated with legal fees and consulting fees related to the implementation of section 404 of the Sarbanes Oxley Act, as well as a provision for bad debt.

•	Total headcount at the end of December, 2006 stood at 223 employees, as compared to 214 employees a year ago
Earnings
•	Net income for the second quarter improved to €0.5 million as compared to €0.1 million in Q2 of the previous year.
Balance Sheet as of December 31, 2006
•	Days Sales Outstanding (DSOs) stood at 90 days.

•	Deferred revenue stood at €5.7 million.

•	Total cash and marketable securities stood at €33.5 million and the Company remains debt free.

•	There were a total of 18,027,602 InfoVista shares outstanding.
Operational Highlights
Main Revenue Drivers: Growth driven by InfoVista’s two main regions
•	In Europe, total revenues increased to €5.8 million for the second quarter, representing a 15% year-on-year growth.

•	In America, total revenues increased to €4.6 million for the second quarter, representing a 17% growth. The initial payment of a major multi-year contract was the principal contributor to revenues for the quarter.

•	In Asia, total revenues amounted to €0.9 million for the second quarter, representing a 6% year-on-year decrease.

•	Europe, America and Asia-Pacific contributed 51%, 41% and 8%, respectively, to the second quarter’s total revenues.

•	Revenues from the direct sales channel totaled €8.2 million in the second quarter, accounting for 72% of total revenues. Indirect revenues by partners such as Dimension Data and PT Datacom stood at €3.1 million for the second quarter, contributing 28% of total revenues for the quarter.
Major Wins in the Second Quarter:
•	InfoVista’s service provider revenues grew 10% over the same period last year to €7.5 million for the second quarter and represented 66% of total revenues. The major wins in that segment included:
•	Cable and Wireless for more than €1 million; InfoVista’s software was selected to cover C&W’s new NGN (Next Generation Network) that is being implemented throughout the UK.

•	Three new service providers; Alpi Telecommunications in Spain, Telecom Montenegro and Telecom Namibia

•	Several repeat orders; Telefonica, the leading telecommunications operator in the Spanish and Portuguese-speaking world, France Telecom the French incumbent, and Telekom Malaysia, the Malaysian incumbent.

•	Numerous international mobile operators who have selected InfoVista’s solutions to manage performance of their international or external networks and for data center operations; Telkomsel, the leading operator of cellular telecommunications services in Indonesia, SFR the leading mobile operator in France, innovative Cricket Communications in the USA and T-Mobile in Germany.
•	Revenues from the Enterprise market increased by 22% year-on-year to €3.8 million in the second quarter, contributing 34% to total revenues. The Company secured a notable multi-year deal of US$15 million with Microsoft who selected InfoVista’s suite of software solutions. This deal resulted in €1.6 million of revenues in the second quarter. Revenue from this deal will continue to be recognized as payments become due over the next two and a half years. During the quarter, InfoVista also booked orders from the Moscow City Governmental and several different financial institutions in Europe and America, including BNP Paribas.
Furthering InfoVista’s Multi-Vendor Metro Ethernet Initiative
•	During the quarter, InfoVista joined the Metro Ethernet Forum (MEF), bringing welcome news to the fast-growing Carrier Ethernet community with its increasing need for robust performance management for Service Level Agreements (SLAs). The Company manages Carrier Ethernet networks for many of the world’s leading service providers including Cable & Wireless, Telefonica and ntl: Telewest. As a MEF member, the company will play an active role in shaping Carrier Ethernet standards, helping drive equipment and service certification, and will further strengthen its relationships with service providers.

•	As proof of the strength of the Company’s Carrier Ethernet solution, InfoVista has been winning numerous deals against all of its main competitors including at SFR in France, Bell Aliant in Canada, Telemar in Brasil and Telekom Malaysia in Malaysia.
Expanding InfoVista’s Research and Development
•	During the quarter, InfoVista signed a multi-year offshore development contract with Ness Technologies, a global provider of IT service and solution. Under the terms of contract, Ness Technologies will establish an R&D center for InfoVista at Ness Technologies offshore facility in Bangalore, India. InfoVista’s Bangalore Development Centre will provide developmental, maintenance and testing services and is expected to help the Company speed time-to-market and optimize development costs.
Outlook
InfoVista’s management expects total revenue for its third quarter to be in the range of €10.5 million to €11 million with a positive net result.
Conference call details
InfoVista will host an investor conference call tomorrow, January 24th 2007 at 9:00 a.m. (EST) / 2:00 p.m. (UK) / 3:00 p.m. (Continental Europe). The call will be available by dialing +33 (0)1 7099 4295 in France, +44(0) 20 7806 1966 in the UK, or + 1 718 354 1390 in North America. A replay will be available shortly after the end of the call at the following numbers: France: +33(0) 1 71 23 02 48,

UK: +44(0) 20 7806 1970, North America: +1 718 354 1112 — Replay pass code : 4314426#. In order to ensure that a line is available for you, please register by clicking on the following link (InfoVista Q2 2006/2007).
About InfoVista
InfoVista is the Service-Centric Performance Management Software Company that assures the optimal delivery of business-critical IT services. Driven by a uniquely adaptive and real-time technology foundation, InfoVista solutions improve business effectiveness, reduce operating risk, lower cost of operations, increase agility and create competitive advantage. Eighty percent of the world’s largest service providers as ranked by Fortune®, as well as leading Global 2000 enterprises, rely on InfoVista to enhance the business value of their technology assets. Representative customers include ABN AMRO, Allstream, Banques Populaires, AXA, Banque de France, Bell Canada, British Telecom, Broadwing Communications, Cable & Wireless, Com Hem, Defense Information Systems Agency (DISA), Deloitte & Touche, Deutsche Telecom, France Telecom, Savvis Corporation, SingTel, Telefonica, and US Cellular. A Software Magazine 500 company, InfoVista stock is traded on the NASDAQ (IVTA) and on Eurolist by Euronext (FR0004031649). For more information about the company, please visit www.infovista.com.
Cautionary Remarks Regarding Forward-looking Statements
Except for information regarding historical facts, the matters discussed in this presentation are “forward looking statements.” These statements reflect management’s beliefs and best judgment based on currently available information and expectations. However, the forward-looking statements involve risks and uncertainties which could cause actual results to differ materially from those anticipated by such forward-looking statements. In particular, statements of management’s outlook assume that overall market demand for our products will remain approximately at recent levels and that we will maintain our market position despite intense competition; statements of management’s outlook also do not take into account fluctuations which may occur in currency exchange rates, particularly as between the euro and the U.S. dollar. In addition, actual results may differ from those presented in the forward-looking statements due to other risks and uncertainties involved in our business, including, without limitation, the rapid evolution of our markets, our ability to attract new customers for our products, our dependence upon spending by the telecommunications industry, the technical success and reliability of our products and our ability to develop and protect new technologies. For more information regarding the factors which may affect our results and operations, see the disclosures in InfoVista’s public filings with the US Securities & Exchange Commission and the French Autorité des Marchés Financiers, including the “Risk Factors” section in our Annual Report on Form 20-F. Undue reliance should not be placed on any forward-looking statement included in this presentation. InfoVista undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.
InfoVista is a registered trademark of InfoVista, S.A .

INFOVISTA
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except for share and per share data)

	For the six months ended		For the three months ended
	December 31,		December 31,
	2006	2005	2006	2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues
License revenues	€10,194	€10,538	€6,086	€5,648
Service revenues	10,306	8,473	5,243	4,303

Total revenues	20,500	19,011	11,329	9,951

Cost of revenues
Cost of licenses	365	349	190	210
Cost of services	3,479	3,433	1,853	1,693

Total cost of revenues	3,844	3,782	2,043	1,903

Gross profit	16,656	15,229	9,286	8,048

Operating expenses
Sales and marketing expenses	8,778	8,711	4,577	4,465
Research and development expenses	3,874	3,690	2,078	1,894
General and administrative expenses	3,920	3,297	2,224	1,683

Total operating expenses	16,572	15,698	8,879	8,042

Operating income (loss)	84	(469)	407	6

Other income (expense):
Financial income	512	267	231	143
Net foreign currency transaction losses	(70)	(9)	(69)	(18)

Income (Loss) before income taxes	526	(211)	569	131

Income tax expense	(115)	(156)	(23)	(46)

Net income (loss)	€411	€(367)	€546	€85

Basic net income (loss) per share	€0.02	€(0.02)	€0.03	€0.00
Diluted net income (loss) per share	€0.02	€(0.02)	€0.03	€0.00

Basic weighted average shares outstanding	17,976,533	17,477,352	17,897,573	17,587,631
Diluted weighted average shares outstanding	19,072,480	17,477,352	18,987,110	18,966,581

INFOVISTA
CONSOLIDATED BALANCE SHEETS
(In thousands)

	As of
	December 31,	June 30,
	2006	2006
	(unaudited)
ASSETS

Cash and cash equivalents	€6,909	€12,034
Marketable securities	26,635	26,170
Trade receivables, net	11,358	10,914
Prepaid expenses and other current assets	2,132	2,005

Total current assets	47,034	51,123

Fixed assets, net	2,166	2,109
Intangible assets, net	1,303	1,569
Investment in equity securities	1,340	1,340
Deposits and other assets	763	811

Total long-term assets	5,572	5,829

Total assets	€52,606	€56,952

LIABILITIES & STOCKHOLDERS’ EQUITY
Trade payables	€2,676	€2,183
Accrued salaries and commissions	1,798	2,495
Accrued social security and other payroll taxes	1,493	1,469
Deferred revenue	5,710	7,929
Accrued VAT	1,346	1,658
Other current liabilities	147	220

Total current liabilities	13,170	15,954

Other long term liabilities	156	225

Total long-term liabilities	156	225

Stockholders’ equity
Common stock	10,730	10,545
Capital in excess of par value of stock	90,176	88,784
Accumulated deficit	(51,258)	(51,669)
Accumulated other comprehensive loss	(1,549)	(1,466)
Less common stock in treasury, at cost	(8,819)	(5,421)

Total stockholders’ equity	39,280	40,773

Total liabilities and stockholders’ equity	€52,606	€56,952